Exhibit 99.1

ASX Announcement

IMMUTEP’S TACTI-002 DATA TO BE PRESENTED

AT SOCIETY FOR IMMUNOTHERAPY OF CANCER 2020 ANNUAL MEETING

SYDNEY, AUSTRALIA – 3 November 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce more mature interim data from its phase II TACTI-002 study of eftilagimod alpha (“efti”) has been accepted as a late breaker poster presentation and poster walk for highly scored abstracts at the Society for Immunotherapy of Cancer (SITC) 35th Anniversary 2020 Annual Meeting, which is taking place as a virtual event from 9-14 November, US Eastern Standard Time (US EST).

SITC is the world’s leading member society of medical professionals dedicated to advancing cancer immunotherapy and biological therapy. Its Annual Meeting is a multidisciplinary educational and interactive conference focused on improving cancer patient outcomes.

Immutep’s Poster Presentation:

Abstract title:	A Phase II study (TACTI-002) of eftilagimod alpha (a soluble LAG-3 protein) with pembrolizumab in PD-L1 unselected patients with metastatic non-small cell lung (NSCLC) or head and neck carcinoma (HNSCC)
Abstract #:	790
Date & time:	Monday 9 November 2020, 8am US EST
Presenter:	Dr Matthew Krebs, The Christie NHS Foundation Trust, Manchester, UK

Immutep will make the poster presentation available on its website following its publication at SITC 2020.

About TACTI-002

TACTI-002 is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). It is evaluating the combination of efti with MSD’s KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in up to 109 patients.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 immunotherapies for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM) and the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein which is a first-in-class antigen presenting cell (APC) activator and is being explored in cancer and infectious disease.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Chief Executive Officer of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889